Stellar Biotechnologies Presented at World Congress of Marine Biotechnology

PORT HUENEME, CA, (September 26, 2012) -- Stellar Biotechnologies, Inc. ("Stellar") (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) today announced that Frank Oakes, President and Chief Executive Officer of Stellar, presented at the 2nd Annual World Congress of Marine Biotechnology held September 20 – 23, 2012 in Dalian, China.

“We are the world leader in Keyhole Limpet Hemocyanin (KLH),” said Frank Oakes. “KLH is a critical material in immunology that is derived from a sole marine source, so we are intensely aware of the importance of the ocean’s fragile resources to pharmaceutical sciences.”

The World Congress of Marine Biotechnology brought together international scientists and industry leaders to discuss the global growth and latest developments in marine biotechnology.  Mr. Oakes delivered a keynote talk titled “Marine Compounds in Immune Therapy; the Pathway to Commercialization” focusing on the deployment of KLH in immunology, one of the fastest growing pharmaceutical fields.

Frank Oakes is an international expert in the commercialization of marine-derived products, with specialization in sustainable aquaculture systems for biotechnology and seafood industries.  Stellar Biotechnologies is championing KLH protection and development with support from the National Cancer Institute, the National Science Foundation, and the national Center for Research Resources.

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About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (U.S. OTC: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contacts:

Darrell Brookstein, Executive VP, Corporate Development & Finance dbrookstein@stellarbiotech.com

Frank Oakes, Chairman foakes@stellarbiotech.com

Main +1 (805) 488-2800

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